UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Report by Bezeq subsidiary- decision of Israeli Ministry of Communications re: maximum rate for ultra-broadband access service managed on Bezeq’s fiber network

On August 26, 2020, Bezeq The Israel Telecommunication Corporation Ltd. (“Bezeq”), a 26.34% subsidiary of B Communications Ltd. (the “Company”), reported to the Israel Securities Authority (the “ISA”) and Tel Aviv Stock Exchange (the “TASE”) that on August 25, 2020, Bezeq received a decision from the Israeli Ministry of Communications regarding changes in the structure and amount of the maximum rate for ultra-broadband access managed on Bezeq’s fiber network. The decision came following a hearing held by the Ministry of Communications and the recommendations of the Ministry of Communications’ deputy director of economics.

A translated copy of the foregoing report of Bezeq is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: August 31, 2020	By:	/s/ Tomer Raved
		Name:	Tomer Raved
		Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	English translation of Report by Bezeq to the ISA and TASE on August 26, 2020.

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